SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                              Allegiance Telecom, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, Par Value $0.01 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   01747T102
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2002
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [X] Rule 13d-1(d)

--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01747T102                     13G                   Page 2 of 13 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-
      NUMBER OF
        SHARES            -----------------------------------------------------
     BENEFICIALLY         6.     SHARED VOTING POWER            10,453,369
       OWNED BY
         EACH             -----------------------------------------------------
      REPORTING           7.     SOLE DISPOSITIVE POWER                -0-
     PERSON WITH
                          -----------------------------------------------------
                          8.     SHARED DISPOSITIVE POWER         10,453,369

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,453,369
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.4%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 1747T102                     13G                   Page 3 of 13 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY CAPITAL PARTNERS III, INC.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-
      NUMBER OF
        SHARES            -----------------------------------------------------
     BENEFICIALLY         6.     SHARED VOTING POWER               10,453,369
       OWNED BY
         EACH             -----------------------------------------------------
      REPORTING           7.     SOLE DISPOSITIVE POWER                -0-
     PERSON WITH
                          -----------------------------------------------------
                          8.     SHARED DISPOSITIVE POWER           10,453,369

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,453,369
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.4%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         CO, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 01747T102                     13G                   Page 4 of 13 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MSCP III, LLC
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-
      NUMBER OF
        SHARES            -----------------------------------------------------
     BENEFICIALLY         6.     SHARED VOTING POWER               10,453,369
       OWNED BY
         EACH             -----------------------------------------------------
      REPORTING           7.     SOLE DISPOSITIVE POWER                -0-
     PERSON WITH
                          -----------------------------------------------------
                          8.     SHARED DISPOSITIVE POWER           10,453,369

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,453,369
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         8.4%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         OO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 01747T102                     13G                   Page 5 of 13 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY CAPITAL PARTNERS III, L.P.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-
      NUMBER OF
        SHARES            -----------------------------------------------------
     BENEFICIALLY         6.     SHARED VOTING POWER               9,219,545
       OWNED BY
         EACH             -----------------------------------------------------
      REPORTING           7.     SOLE DISPOSITIVE POWER                -0-
     PERSON WITH
                          -----------------------------------------------------
                          8.     SHARED DISPOSITIVE POWER           9,219,545

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,219,545
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         7.4%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 01747T102                     13G                   Page 6 of 13 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MORGAN STANLEY CAPITAL INVESTORS, L.P.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-
      NUMBER OF
        SHARES            -----------------------------------------------------
     BENEFICIALLY         6.     SHARED VOTING POWER                289,905
       OWNED BY
         EACH             -----------------------------------------------------
      REPORTING           7.     SOLE DISPOSITIVE POWER                -0-
     PERSON WITH
                          -----------------------------------------------------
                          8.     SHARED DISPOSITIVE POWER            289,905

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         289,905
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.2%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 01747T102                     13G                   Page 7 of 13 Pages

-------------------------------------------------------------------------------
   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         MSCP III 892 INVESTORS, L.P.
-------------------------------------------------------------------------------
   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

-------------------------------------------------------------------------------
   3.    SEC USE ONLY

-------------------------------------------------------------------------------
   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
                          5.     SOLE VOTING POWER                     -0-
      NUMBER OF
        SHARES            -----------------------------------------------------
     BENEFICIALLY         6.     SHARED VOTING POWER                943,919
       OWNED BY
         EACH             -----------------------------------------------------
      REPORTING           7.     SOLE DISPOSITIVE POWER                -0-
     PERSON WITH
                          -----------------------------------------------------
                          8.     SHARED DISPOSITIVE POWER            943,919

-------------------------------------------------------------------------------
   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         943,919
-------------------------------------------------------------------------------
  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0.8%
-------------------------------------------------------------------------------
  12.    TYPE OF REPORTING PERSON*

         PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     Allegiance Telecom, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     9201 North Central Expressway, Dallas, TX 75231

Item 2(a).  Name of Person Filing:

     This statement is filed jointly on behalf of the persons identified below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Morgan Stanley
     Morgan Stanley Capital Partners III, Inc. ("MSCP III, Inc.")
     MSCP III, LLC
     Morgan Stanley Capital Partners III, L.P. ("MSCP III, L.P.")
     Morgan Stanley Capital Investors, L.P. ("MSCI, L.P.")
     MSCP III 892 Investors, L.P. ("MSCP 892, L.P.")

Item 2(b).  Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of Morgan Stanley, MSCP III, Inc., MSCP III, LLC, MSCP III, L.P., MSCI, L.P. and MSCP 892, L.P. is:

     1585 Broadway
     New York, New York 10036

Item 2(c).  Citizenship:

     The citizenship Morgan Stanley, MSCP III, Inc., MSCP III, LLC, MSCP III, L.P., MSCI, L.P. and MSCP 892, L.P. is Delaware.

Item 2(d).  Title of Class of Securities:

     This statement relates to the Company's Common Stock, par value $0.01 per share (the "Shares").

Item 2(e).  CUSIP Number:

     01747T102

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                Act;

        (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
        (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

        (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

        (e) [ ] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.  Ownership.

     The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table in
Item 4(c) below.

     (a) Amount beneficially owned:

     As of December 31, 2002: (i) MSCP III, L.P. owned directly 9,219,545 Shares; (ii) MSCI, L.P. owned directly 289,905 Shares; and (iii) MSCP 892, L.P. owned directly 943,919 Shares.

     MSCP III, LLC is the general partner of MSCP III, L.P., MSCI, L.P. and MSCP 892, L.P. (collectively, the "Funds"), and, as such, has the power to vote or direct the vote and to dispose or direct the disposition of all Shares held by the Funds. MSCP III, Inc. is the institutional managing member of MSCP III, LLC, and, as such, shares, together with the remaining managing members, the power to direct the actions of MSCP III, LLC. Morgan Stanley, as the sole shareholder of MSCP III, Inc., controls the actions of MSCP III, Inc. Therefore, Morgan Stanley, MSCP III, LLC and MSCP III, Inc. each may be deemed to have beneficial ownership of the 10,453,369 Shares held collectively by the Funds.

     Morgan Stanley is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     (b) Percent of class:(1)

     Morgan Stanley                                          8.4% of the Shares
     Morgan Stanley Capital Partners III, Inc.               8.4% of the Shares
     MSCP III, LLC                                           8.4% of the Shares
     Morgan Stanley Capital Partners III, L.P.               7.4% of the Shares
     Morgan Stanley Capital Investors, L.P.                  0.2% of the Shares
     MSCP III 892 Investors, L.P.                            0.8% of the Shares


---------
(1) Based on the 125,129,323 Shares reported to be outstanding as of December 6, 2002 on the Form S-3 filed with the SEC on December 19, 2002.

     (c) Number of shares as to which such person has:

                                                                     (iii)              (iv)
                                   (i)               (ii)        Sole power to    Shared power to
                              Sole power to    Shared power to    dispose or        dispose or
                               vote or to        vote or to      to direct the     to direct the
                             direct the vote   direct the vote   disposition of    disposition of
                             ---------------   ---------------   --------------    --------------
Morgan Stanley                    - 0 -           10,453,369           - 0 -           10,453,369


Morgan Stanley Capital            - 0 -           10,453,369           - 0 -           10,453,369
Partners III, Inc.

MSCP III, LLC                     - 0 -           10,453,369           - 0 -           10,453,369

Morgan Stanley Capital            - 0 -            9,219,545           - 0 -            9,219,545
Partners III, L.P.

Morgan Stanley Capital            - 0 -              289,905           - 0 -              289,905
Investors III, L.P.

MSCP III 892 Investors, L.P.      - 0 -              943,919           - 0 -              943,919


Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

     See Item 9.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     On November 14, 2002, the Funds relinquished all of their voting, designation and certain other rights under certain stockholder voting agreements among them, and certain other founding management stockholders of the Issuer and certain other founding venture capital funds. The Funds also agreed to vote all of their Shares above 9.9% of the outstanding common stock in proportion to all votes cast by other holders of Shares. As a result, the Funds are no longer part of the group ("Group") that filed Amendment No. 3 to the Schedule 13G on February 14, 2002.

     As of November 14, 2002, all further filings with respect to beneficial ownership by former members of the Group of 5% or more of the Shares will be found on a separate Schedule 13G filed, if required, by members of the former Group, in their individual capacity or for certain individuals, as a group. As a result, the Funds, together with Morgan Stanley, MSCP III, Inc. and MSCP III, LLC, will no longer file jointly with the other members of the Group.

Item 10.  Certifications.

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          Date: February 13, 2003

                                          MORGAN STANLEY

                                          By: /s/ Dennine Bullard
                                             ----------------------------------
                                             Name:  Dennine Bullard
                                             Title: Authorized Signatory


                                          MORGAN STANLEY CAPITAL PARTNERS III,
                                          INC.

                                          By: /s/ Andrew N. Siegel
                                             ----------------------------------
                                             Name:  Andrew N. Siegel
                                             Title: Secretary


                                          MSCP III, LLC
                                          By: Morgan Stanley Capital Partners
                                              III, Inc., as Member

                                          By: /s/ Andrew N. Siegel
                                             ----------------------------------
                                             Name:  Andrew N. Siegel
                                             Title: Secretary


                                          MORGAN STANLEY CAPITAL PARTNERS III,
                                          L.P.
                                          By: MSCP III, LLC, as General Partner
                                          By: Morgan Stanley Capital Partners
                                              III, Inc., as Member

                                          By: /s/ Andrew N. Siegel
                                             ----------------------------------
                                             Name:  Andrew N. Siegel
                                             Title: Secretary


                                          MORGAN STANLEY CAPITAL INVESTORS,L.P.
                                          By: MSCP III, LLC, as General Partner
                                          By: Morgan Stanley Capital Partners
                                              III, Inc., as Member

                                          By: /s/ Andrew N. Siegel
                                             ----------------------------------
                                             Name:  Andrew N. Siegel
                                             Title: Secretary


                                          MSCP III 892 INVESTORS, L.P.
                                          By: MSCP III, LLC, as General Partner
                                          By: Morgan Stanley Capital Partners
                                              III, Inc., as Member

                                          By: /s/ Andrew N. Siegel
                                             ----------------------------------
                                             Name:  Andrew N. Siegel
                                             Title: Secretary